UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

CURRENT REPORT PURSUANT TO REGULATION A

Date of Report (Date of earliest event reported): November 23, 2020

My Racehorse CA LLC

(Exact name of issuer as specified in its charter)

Nevada	83-0848007
(State or other jurisdiction of incorporation or organization)	(IRS Employer Identification No.)

250 W. First St., Suite 256, Claremont, CA, 91711

(Full mailing address of principal executive offices)

909-740-9175

(Issuer’s telephone number, including area code)

Series Palace Foal Interests; Series De Mystique ’17 Interests, Series Martita Sangrita 17 Interests; Series Daddy’s Joy Interests; Series Vertical Threat Interests; Series Shake it Up Baby Interests; Series Tizamagician Interests; Series Power Up Paynter Interests; Series Two Trail Sioux 17 Interests; Series Wayne O Interests; Series Big Mel Interests; Series Amandrea Interests; Series Keertana 18 Interests; Series Sunny 18 Interests; Series Lazy Daisy Interests; Series New York Claiming Package Interests; Series The Filly Four Interests; Series Lane Way Interests; Series Mo Mischief Interests; Series Deep Cover Interests; Series Big Mel Interests (Addtl. 9% Interest); Series Sunny 18 Interests (Addtl. 9% Interest); Series Popular Demand Interests; Series Authentic Interests; Series Storm Shooter Interests; Series Thirteen Stripes Interests; Series Naismith Interests; Series NY Exacta Interests; Series Apple Down Under 19 Interests; Series Just Louise 19 Interests; Series Lost Empire 19 Interests; Series Man Among Men Interests; Series Frosted Oats Interests; Series Tapitry 19 Interests; Series Classofsixtythree 19 Interests; Series Cayala 19 Interests; Series Margaret Reay 19 Interests; Series Awe Hush 19 Interests; Series Exonerated 19 Interests; Series Speightstown Belle 19 Interests; Series Consecrate 19 Interests; Series Latte Da 19 Interests; Series Midnight Sweetie 19 Interests; Series Ambleside Park 19 Interests; Series Athenian Beauty 19 Interests; Series Future Stars Stable Interests; Series Collusion Illusion Interests

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Title of each class of securities issued pursuant to Regulation A

Item 9.      Other Events

Series Sunny 18 (Solar Strike) Acquisition of Additional 40% Interest in Solar Strike

On November 23, 2020, My Racehorse CA LLC, a Nevada series limited liability company (the “Company”) and Spendthrift Farm, LLC, a Kentucky limited liability company (“Spendthrift”) entered into an Agreement of Purchase and Sale (the “Solar Strike Purchase Agreement”) related to Solar Strike, the 2018 Colt that is the Underlying Asset of Series Sunny 18, which is 60% owned by the Company. Pursuant to the terms of the Solar Strike Purchase Agreement, the Company purchased the remaining 40% ownership interest in Solar Strike from Spendthrift for $1.06. As a result, Series Sunny 18 will now hold a 100% interest in Solar Strike. In exchange, Series Sunny 18 now also has responsibility for 100% of the operating expenses associated with Solar Strike.

The Company intends to continue to operate Series Sunny 18 and try to maximize the racing career and asset value of Solar Strike. Due to the fact that the initial operating expense reserves have been used, it is the intent of Experiential Squared, Inc. (the “Manager”) to loan additional monies to Series Sunny 18 to cover ongoing operating expenses.

In the event that additional working capital continues to be required to operate Series Sunny 18, the Manager reserves the right, as previously disclosed in the Form 1-A, to (a) pay such operating expenses and not seek reimbursement, (b) continue to loan the amount of the operating expenses to Series Sunny 18, on which the Manager may impose a reasonable rate of interest, which shall not be lower than the Applicable Federal Rate (as defined in the Internal Revenue Code), and be entitled to reimbursement of such amount from future revenues generated by such Series (“Operating Expenses Reimbursement Obligation(s)”), and/or (c) cause additional Interests to be issued in order to cover such additional amounts.

A copy of the Solar Strike Purchase Agreement is attached hereto as Exhibit 6.1 and incorporated by reference herein.

Series Wayne O Gelding and Amendment to Co-Ownership Agreement

On November 30, 2020, the Company and Spendthrift entered into an amendment (the “Amendment”) to that certain Agreement of Purchase, Sale, and Co-Ownership (the “Series Wayne O Co-Ownership Agreement”) related to Wayne O, the 2017 Colt that is the Underlying Asset of Series Wayne O, which is 60% owned by the Company.

In consultation with Wayne O’s training staff and the Co-Owner, the Company believes that Wayne O’s racing prospects will increase if he is gelded. The decision to geld the horse will, however, eliminate Wayne O’s ability to breed and therefore will eliminate the bonus associated with the breeding rights in the Series Wayne O Co-Ownership Agreement.

The purpose of the Amendment is to clarify (i) the effect of gelding Wayne O on certain breeding rights set forth in the Series Wayne O Co-Ownership Agreement and (ii) the gelding rights of management in consultation with the Co-Owner.

2

Specifically, the Amendment provides as follows:

(i) Schedule I and Section 14 are amended to clarify any ambiguity or conflict between management’s duties of due care to the horse under Section 14 and any restrictions on management and/or the Co-Owner on gelding the horse under Schedule I;

(ii) Section 7(b) is deleted in its entirety as there can no longer be breeding rights due to gelding; and

(iii) Section 4 has been amended to remove the Bonus which was tied to breeding rights and to clarify how the future handling of Wayne O will be governed.

A full description of the amendment is filed as Exhibit 6.2 hereto and incorporated by reference herein.

Forward Looking Statements

The information set forth under Item 9 of this Current Report contains forward-looking statements. These forward-looking statements are not guarantees of future performance and involve risks, uncertainties, and assumptions that are difficult to predict. Forward-looking statements are based upon assumptions as to future events that may not prove to be accurate. Actual outcomes and results may differ materially from what is expressed in these forward-looking statements

Exhibit Index

Exhibit No.	Description

6.1	Agreement of Purchase and Sale for Series Sunny 18 (Solar Strike), dated November 23, 2020.

6.2	Amendment to Series Wayne O Co-Ownership Agreement, dated November 30, 2020.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MY RACEHORSE CA LLC

Dated: November 30, 2020	By: Experiential Squared, Inc., its Manager

	By:	/s/ Michael Behrens
Name: Michael Behrens Title: Chief Executive Officer and Chief Financial Officer